UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission FILE NUMBER____________

(Check One):

Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form N-SAR

For Period Ended: Fiscal Quarter Ended March 31, 2002

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part 1 — Registrant Information

Full Name of Registrant: International Microcomputer Software, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

75 Rowland Way, Novato, California 94945

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be field without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if applicable)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously disclosed, IMSI signed an agreement as of March 1, 2002 to terminate its merger with Digital Creative Development Corporation (DCDC). Due to the complex accounting issues related to this event, the Company requires additional time to complete the information required to be included in its Form 10-QSB for the fiscal quarter ended March 31, 2002. IMSI believes that it will file the Form 10-QSB within the time period allowed by this extension.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Jakab (Name)	(415) (Area Code)	878-4073 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net income of approximately $0.6 Million on net revenues of approximately $3.7 million for the fiscal quarter ended March 31, 2002 as compared to a net loss of $0.9 million on net sales of $3.3 million for the fiscal quarter ended March 31, 2001.

(Name of Registrant as specified in charter)
International Microcomputer Software, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2002	By: /s/ Paul Jakab Paul Jakab Chief Operating Officer